SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

FROM RULE 12d1-2(a) OF SUCH ACT

THE MATTER OF

HIGHMARK FUNDS

and

HIGHMARK CAPITAL MANAGEMENT, INC.

(File No.    —            )

Communications, copies and notice to:

Gregory C. Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111-4006

copy to:

Karen Seaman, Esq.

Union Bank, N.A.

400 California Street, 16th Floor

San Francisco, CA 94104

Page 1 of 21 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 10, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

HighMark Funds 350 California Street, Suite 1600 San Francisco, CA 94104 HighMark Capital Management, Inc. 350 California Street, Suite 1600 San Francisco, CA 94104	: : : : : : :	Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of Exemption from Rule 12d1-2(a) of such Act

I. INTRODUCTION

HighMark Funds (the “Trust”) and HighMark Capital Management, Inc. (the “Adviser,” and together with the Trust, the “Applicants”) hereby file this application (the “Application”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end investment company advised by the Adviser or any person controlling, controlled by or under common control with the Adviser, that may rely on Rule 12d1-2 under the Act (each an “Applicant Fund”) to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other types of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

II. APPLICANTS

A. The Trust and the Applicant Funds

The Trust is organized as a business trust formed under the laws of the Commonwealth of Massachusetts and is registered with the Securities and Exchange Commission (the

“Commission”) as an open-end management investment company. The existing Applicant Funds are separate investment series of the Trust, each of which invests in other registered investment companies. The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in reliance on Rule 12d-1(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

1. HighMark Capital Growth Allocation Fund

HighMark Capital Growth Allocation Fund’s investment objective is primarily to seek capital appreciation. As of July 31, 2010, the Fund pursued its objective by investing its assets in a combination of affiliated and non-affiliated registered open-end investment companies. As of such date, the Fund was invested in the following investment companies: HighMark Cognitive Value Fund, HighMark Core Equity Fund, HighMark Enhanced Growth Fund, HighMark Fundamental Equity Fund, Highmark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark International Opportunities Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Advantage Fund, HighMark Small Cap Value Fund, HighMark Value Momentum Fund, HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark Diversified Money Market Fund, Fidelity Advisor Industrials Fund, JP Morgan Small Cap Growth Fund, Lazard Emerging Markets Equity Portfolio, Morgan Stanley Institutional Fund and Eaton Vance Income Fund of Boston.

2. HighMark Diversified Equity Allocation Fund

HighMark Diversified Equity Allocation Fund’s investment objective is to seek capital appreciation. As of July 31, 2010, the Fund pursued its objective by investing its assets in a combination of affiliated and non-affiliated registered open-end investment companies. As of such date, the Fund was invested in the following investment companies: HighMark Cognitive

Value Fund, HighMark Core Equity Fund, HighMark Enhanced Growth Fund, HighMark Fundamental Equity Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark International Opportunities Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Advantage Fund, HighMark Small Cap Value Fund, HighMark Value Momentum Fund, HighMark Diversified Money Market Fund, Fidelity Advisor Industrials Fund, JPMorgan Small Cap Growth Fund, Lazard Emerging Markets Equity Portfolio and Morgan Stanley Institutional Fund.

3. HighMark Growth & Income Allocation Fund

HighMark Growth & Income Allocation Fund’s investment objective is to seek capital appreciation and income. As of July 31, 2010, the Fund pursued its objective by investing its assets in a combination of affiliated and non-affiliated registered open-end investment companies. As of such date, the Fund was invested in the following investment companies: HighMark Cognitive Value Fund, HighMark Core Equity Fund, HighMark Enhanced Growth Fund, HighMark Fundamental Equity Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark International Opportunities Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Advantage Fund, HighMark Small Cap Value Fund, HighMark Value Momentum Fund, HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark Diversified Money Market Fund, Fidelity Advisor Industrials Fund, JPMorgan Small Cap Growth Fund, Lazard Emerging Markets Equity Portfolio, Morgan Stanley Institutional Fund and Eaton Vance Income Fund of Boston.

4. HighMark Income Plus Allocation Fund

HighMark Income Plus Allocation Fund’s investment objective is primarily to seek income and secondarily to seek capital appreciation. As of July 31, 2010, the Fund pursued its objective by investing its assets in a combination of affiliated and unaffiliated registered open-end investment companies. As of such date, the Fund was invested in the following investment companies: HighMark Bond Fund, HighMark Short Term Bond Fund, HighMark Cognitive Value Fund, HighMark Core Equity Fund, HighMark Enhanced Growth Fund, HighMark Fundamental Equity Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark International Opportunities Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Advantage Fund, HighMark Small Cap Value Fund, HighMark Value Momentum Fund, HighMark Diversified Money Market Fund, Eaton Vance Income Fund of Boston, Fidelity Advisor Industrials Fund, JPMorgan Small Cap Growth Fund, Lazard Emerging Markets Equity Portfolio and Morgan Stanley Institutional Fund.

The registered investment companies in which the Applicant Funds may invest (the “Underlying Funds”), consistent with their respective investment objectives, policies, strategies and limitations, invest in some combination of securities and Other Investments.

B. The Adviser

Each Applicant Fund has entered or will enter into an investment advisory agreement with the Adviser pursuant to which the Adviser provides investment management advice and manages the Applicant Fund’s business affairs, subject to the general oversight of the Applicant Fund’s Board of Trustees (“Board”). The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a California corporation and is a wholly-owned subsidiary of Union Bank, N.A., which is a wholly-owned subsidiary of UnionBanCal Corporation. UnionBanCal Corporation is wholly-owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

III. THE APPLICANTS’ PROPOSAL

Each Applicant Fund invests in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives. For example, an Applicant Fund may seek to “equitize” inflows of cash received late in the day by investing in futures contracts on a broad stock index as opposed to leaving the cash uninvested overnight, which allows the Applicant Fund to be fully invested in accordance with its investment strategies and may improve the Applicant Fund’s performance relative to its benchmark. In addition, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open- end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

8 of 21

In 2006 the Commission adopted Rule 12d1-2 under the Act.1 That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.2 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”3 The passage of the Rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”4

[1]	See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (Jun. 20, 2006) (the “Adopting Release”).
[2]	See Adopting Release at 17, n.58.
[3]	Id. At 17-18.
[4]	See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.5 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, … by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.6 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.7 The approval of Rule 12d1-2 demonstrates a

[5]

See, e.g., Trust Fund Sponsored by The Scholarship Club. Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[6]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
[7]	While Section 12(d)(I)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted the same relief to at least three other applicants and granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Eaton Vance Mutual Funds Trust, et al., File No. 812-13481, Investment Company Rel. Nos. 28202 (Mar. 25, 2008) (order) and 28170 (Feb. 26, 2008) (notice); The UBS Funds, et al., File No. 812-13453, Investment Company Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).8 See Pioneer Bond Fund, et al., File No. 812-13727, Investment Company Rel. Nos.

[8]

These applicants were granted an exemption from Rule 12d-2(a) to invest in futures contracts, options on futures contracts, swap agreements, derivatives and other financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act, in addition to underlying funds. See Investment Company Act Rel. No. IC-28080, 2007 SEC LEXIS 3077 (December 19, 2007), at *2-3; Investment Company Act Rel. No. IC-28009, 2007 SEC LEXIS 2338 (September 28, 2007), at *2-3. The Applicants are seeking the same relief provided to the applicants in Eaton Vance Mutual Funds Trust, et al., The UBS Funds, et al., and Vanguard STAR Funds, et al.

29259 (Apr. 27, 2010) (order) and 29198 (Mar. 31, 2010) (notice); FFCM, LLC and FQF Trust, File No. 812-13748, Investment Company Rel. Nos. 29335 (Jun. 29, 2010) (order) and 29292 (Jun. 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc. and WisdomTree Trust, File No. 812-13642, Investment Company Rel. Nos. 28836 (Jul. 24, 2009) (order) and 28804 (Jun. 29, 2009) (notice); and Wells Fargo Funds Trust, et al., File No. 812-13548, Investment Company Rel. Nos. 28524 (Nov. 26, 2008) (order) and 28482 (Oct. 31, 2008) (notice).9 The Commission has also previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in some combination of futures contracts, other derivatives and other financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II). See, e.g., John Hancock Trust, et al., File No. 812-13174, Investment Company Rel. Nos. 27310 (May 2, 2006) (order) and 27281 (Apr. 5, 2006) (notice)10; Federated Investors, Inc., et al., File No. 812-12462, Investment Company Act Rel. Nos. 26632 (Oct. 13, 2004) (order) and 26600 (Sept. 17, 2004) (notice)11; FFTW Funds, Inc., et al., File No. 812-12610, Investment Company Act Rel. Nos. 26374 (Mar. 2, 2004) (order) and 26346 (Feb. 4, 2004) (notice)12; Morgan Grenfell Investment Trust, et al., File No. 812-12232, Investment Company Act Rel. Nos. 25105 (Aug. 9, 2001) (order) and

[9]

These applicants were granted an exemption from Rule 12d-2(a) to invest in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act. See Investment Company Act Rel. Nos. IC-29198, 2010 WL 1258592 (Mar. 31, 2010), at *3; IC-29292, 2010 WL 2233814 (Jun. 2, 2010), at *3; IC-28896, 2009 WL 2857620 (Sept. 4, 2009), at *3; IC-28804, 2009 WL 1884107 (Jun. 29, 2009), at *3; IC-28482, 2008 WL 4826015 (Oct. 31, 2008), at *3.

[10]	These applicants were granted an exemption to invest in “other financial instruments.” See Investment Company Act Rel. No. IC-27281, 2006 SEC LEXIS 827 (Apr. 5, 2006), at *3.
[11]

These applicants were granted an exemption to invest in “futures transactions, options on the foregoing and other instruments.” See Investment Company Act Rel. No. IC-26600, 2004 SEC LEXIS 2130 (Sept. 17, 2004), at *7.

[12]	These applicants were granted an exemption to invest in “other financial instruments.” See Investment Company Act Rel. No. IC-26346, 2004 SEC LEXIS 228 (Feb. 4, 2004), at *3.

25063 (Jul. 13, 2001) (notice)13; Mercury QA Strategy Fund, Inc., et al., File No. 812-11770, Investment Company Act Rel. Nos. 24438 (May 3, 2000) (order) and 24382 (Apr. 7, 2000) (notice).14

VI. APPLICANTS’ CONDITIONS

Applicants agree that the order of the Commission requested in this Application shall be subject to the following condition:

Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2), to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

The Applicants state that all written or oral communications concerning this application should be directed to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327 (phone)

(415) 315-6350 (fax)

gregory.davis@ropesgray.com

[13]

These applicants were granted an exemption to invest in “other securities and financial instruments, including fixed income securities, futures, options, forward currency transactions and other derivative instruments.” See Investment Company Act Rel. No. IC-25063, 2001 SEC LEXIS 1386 (July 13, 2001), at *5.

[14]

These applicants were granted an exemption to invest in “reverse repurchase agreements, financial futures and options on currencies.” See Investment Company Act Rel. No. IC-24382, 2000 SEC LEXIS 693 (Apr. 7, 2000), at *3.

With copies to:

Karen Seaman, Esq.

Union Bank

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3887 (fax)

karen.seaman@unionbank.com

All requirements in any documents and instruments authorizing the signing and filing of this Application by each Applicant have been complied with and the person signing and filing this Application on behalf of each Applicant is fully authorized to do so. Under the provisions of the Declaration of Trust and Code of Regulations of HighMark Funds, responsibility for the management of the affairs of HighMark Funds is vested in the Board of Trustees. Under the provisions of the Articles of Incorporation and by-laws of HighMark Capital Management, Inc., responsibility for the management of the affairs of HighMark Capital Management, Inc. is vested in the Board of Directors of HighMark Capital Management, Inc. Each undersigned officer of the Applicants is fully authorized to execute this Application by resolution adopted by such Applicant’s Board of Trustees or Board of Directors, as applicable, or under authority granted pursuant to said Applicant’s by-laws, charter or other governing document. Where applicable, the Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the Application and the Verifications of Application and Statements of Fact required by Rule 0-2(d) under the Investment Company Act are attached as Exhibit B.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Investment Company Act without a hearing.

Thank you for your consideration.

HIGHMARK FUNDS on behalf of each of the series listed on Schedule A

	By:	/S/ EARLE A. MALM II
November 10, 2010	Name:	Earle A. Malm II
	Title:	President

HIGHMARK CAPITAL MANAGEMENT, INC.

	By:	/S/ EARLE A. MALM II
November 10, 2010	Name:	Earle A. Malm II
	Title:	President

SCHEDULE A

Income Plus Allocation Fund

Growth & Income Allocation Fund

Capital Growth Allocation Fund

Diversified Equity Allocation Fund

EXHIBIT A-1

Resolutions of HighMark Funds

The undersigned certifies that she is the Vice President and Treasurer of HighMark Funds (the “Trust”) and further certifies that the following resolutions were adopted by the Board of Trustees of the Trust and are still in full force and effect.

RESOLVED:	That any officer of the Trust be, and hereby is, authorized to prepare and execute on behalf of the Trust and to file with the SEC an application for exemptive relief from the provisions of the Investment Company Act of 1940 (the “Act”) to the extent necessary to permit the following funds to invest in futures contracts, swap agreements, other derivatives and other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act, in addition to registered investment companies and other securities:

HighMark Income Plus Allocation Fund HighMark Growth & Income Allocation Fund HighMark Capital Growth Allocation Fund HighMark Diversified Equity Allocation Fund

RESOLVED:	That any officer of the Trust be, and hereby is, severally authorized to file with the SEC the exemptive application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

IN WITNESS WHEREOF, I hereunto subscribe my name, this 10th day of November 2010.

/S/ PAMELA O’DONNELL
Name:	Pamela O’Donnell
Title:	Vice President and Treasurer

EXHIBIT A-2

Resolutions of HighMark Capital Management, Inc.

I, Jonathan Fayman, the Secretary of HighMark Capital Management, Inc. (the “Company”), hereby certify that the following is a full, true and correct copy of resolutions duly adopted by the Board of Directors of the Company effective November 10, 2010 by unanimous written consent without a meeting and that said resolutions have not been rescinded or modified and are now in full force and effect.

RESOLVED:	That the President & Chief Executive Officer, or any other officer, of the Company be, and hereby is, authorized to prepare an application for exemptive relief under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order or orders under the Act granting an exemption from Rule 12d1-2(a) under the Act (the “Exemptive Application”);

RESOLVED:	That the President & Chief Executive Officer, or any other officer, of the Company be, and hereby is, severally authorized to execute, on behalf of the Company, and file with Securities and Exchange Commission (the “SEC”) the Exemptive Application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

WITNESS, my name on behalf of said Company, as of this 10th day of day of November 2010.

/S/ JONATHAN FAYMAN
Name:	Jonathan Fayman
Title:	Secretary

EXHIBIT B-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order, dated as of November 10, 2010 for and on behalf of HighMark Funds (the “Trust”); that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK FUNDS

/S/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

EXHIBIT B-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order, dated as of November 10, 2010 for and on behalf of HighMark Capital Management, Inc. (the “Adviser”); that he is the President of the Adviser; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK CAPITAL MANAGEMENT, INC.

/S/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President